

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Alessandra Daigneault, Esq.
Chief Corporate Officer, General Counsel & Secretary
NRX Pharmaceuticals, Inc.
1201 Orange Street, Suite 600
Wilmington, DE 19801

      Re: NRX Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed June 9, 2022
          File No. 333-265492

Dear Ms. Daigneault:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: David Huntington, Esq.